Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

INFORMATION CIRCULAR – PROXY STATEMENT

Annual General Meeting of Shareholders – May 26, 2016

TABLE OF CONTENTS

SOLICITATION OF PROXIES	5

REVOCABILITY OF PROXY	6

PERSONS MAKING THE SOLICITATION	6

EXERCISE OF DISCRETION BY PROXY	6

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES	6

OTHER MATTERS	7

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	8

ADVANCE NOTICE BYLAW	8

QUORUM FOR MEETING	9

APPROVAL REQUIREMENTS	9

MATTERS TO BE ACTED UPON AT THE MEETING	9

Financial Statements	9

Fixing the Number of Directors	9

Appointment of Directors	9

Appointment of Auditors	16

DIRECTOR COMPENSATION	16

EXECUTIVE COMPENSATION	18

Compensation Discussion and Analysis	18

Hedging Restrictions	28

Performance Graph	29

Summary Executive Compensation Tables	30

Securities Authorized for Issuance under Equity Compensation Plans	32

Termination and Change of Control Benefits	32

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	33

CORPORATE GOVERNANCE DISCLOSURE	33

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	33

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	38

OTHER MATTERS	38

ADDITIONAL INFORMATION	38

SCHEDULE "A" MANDATE OF THE BOARD OF DIRECTORS	39

SCHEDULE "B" OPTION-BASED AWARDS – STOCK OPTION PLAN	42

SCHEDULE "C" SHARE-BASED AWARDS – RESTRICTED AND PERFORMANCE AWARD INCENTIVE PLAN	48

ADVANTAGE OIL & GAS LTD.
NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MAY 26, 2016

TO: THE SHAREHOLDERS OF ADVANTAGE OIL & GAS LTD.

Notice is hereby given that an Annual General Meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Shares") of Advantage Oil & Gas Ltd. (the "Corporation") will be held in Meeting Rooms 1 and 2 at the Ernst & Young Tower, 440 – 2nd Avenue S.W., Calgary, Alberta on May 26, 2016 at 1:30 p.m. (Calgary time), for the following purposes:

1.	to place before the Shareholders the consolidated financial statements of the Corporation for the year ended December 31, 2015 and the Auditor's Report thereon;

2.	to fix the number of directors of the Corporation at six (6) directors;

3.	to elect six (6) directors of the Corporation;

4.	to appoint the auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournments(s) thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular of the Corporation dated April 7, 2016.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 7, 2016 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of Management of the Corporation should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required for delivery by the Shareholder should be delivered by facsimile to Computershare Trust Company of Canada as registrar and transfer agent of the Corporation at 1-866-249-7775.

DATED at Calgary, Alberta this 7th day of April, 2016.

BY ORDER OF THE BOARD OF DIRECTORS
OF ADVANTAGE OIL & GAS LTD.

(signed) "Andy J. Mah"

Andy J. Mah

President, Chief Executive Officer and a Director

ADVANTAGE OIL & GAS LTD.

Management Information Circular
for the Annual General Meeting of Shareholders
to be held on May 26, 2016

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished by the officers and directors ("Management") of Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage") in connection with the solicitation of proxies by the Corporation for use at the Annual General Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares" or the "Common Shares") to be held on the 26th day of May, 2016 in Meeting Rooms 1 and 2 at the Ernst & Young Tower, 440 - 2nd Avenue S.W., Calgary, Alberta at 1:30 p.m. (Calgary time) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Annual General Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, each of which entitles the holder thereof to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date (as defined below) is entitled to one vote.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The board of directors (the "Board") of the Corporation has fixed the record date for the Meeting at the close of business on April 7, 2016 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, even if the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting. To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

Unless otherwise stated, the information contained in this Information Circular is given as at April 7, 2016.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Management of the Corporation. The costs incurred in the preparation and mailing of the form of proxy, Notice of Annual General Meeting and this Information Circular will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Annual General Meeting and form of proxy to the beneficial owners of such Shares. The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by the form of proxy enclosed with the Notice of Annual General Meeting and this Information Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly, but if no specification is made, the Shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournment(s) or postponement(s) thereof to matters set forth in the proxy and described in the accompanying Notice of Annual General Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. At the date of this Information Circular, Management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders of the Corporation do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. The Corporation does not know and cannot determine for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Shares held by the Beneficial Shareholder or the Beneficial Shareholder can complete an on-line voting form to vote their Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted. If a Beneficial Shareholder wishes to vote indirectly at the Meeting, the registered Shareholder must strike out the name of the persons named in the instrument of proxy provided to the registered Shareholder and insert the name of the Beneficial Holder in the space provided and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

The Corporation is not using "notice-and-access" to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders, including Beneficial Shareholders. The Corporation will be delivering proxy-related materials to non-objecting Beneficial Shareholders with the assistance of Broadridge and the non-objecting Beneficial Shareholder's intermediary and intends to pay for the costs of an intermediary to deliver proxy related materials to objecting Beneficial Shareholders.

These securityholder materials are being sent to both registered and non-registered owners of Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

OTHER MATTERS

Certain information contained in this Information Circular is based upon an evaluation (the "Sproule Report") prepared by Sproule Associates Limited dated February 8, 2016 and effective December 31, 2015 and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

This Information Circular contains certain oil and gas metrics, including finding and development ("F&D") costs and recycle ratio, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

The F&D costs contained herein are calculated based on the Sproule Report by adding capital expenditures, and the net change in future development capital ("FDC") divided by reserve additions for the year. Total capital includes both capital expenditures incurred and changes in FDC required to bring proved undeveloped reserves and probable reserves to production during the applicable period. Reserve additions are calculated as the change in reserves from the beginning to the end of the applicable period excluding production. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserve additions for that year. The Glacier proved ("1P") F&D cost for the year ended December 31, 2015 was $0.87/mcfe ($5.22/boe) [2014 - $1.63/mcfe ($9.76/boe)] and the proved plus probable ("2P") F&D cost for the year ended December 31, 2015 was $0.77/mcfe ($4.65/boe) [2014 - $1.03/mcfe ($6.17/boe)], including the change in FDC. The recycle ratio for 2015 represents Advantage's fourth quarter operating netback of $2.53/mcfe divided by the 2P F&D cost per mcfe including the change in FDC. Operating netback is calculated as fourth quarter revenue less royalties and operating costs.

The term "boe" or barrels of oil equivalent and "mcfe" or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 Mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. A "mcfe" means thousand cubic feet of natural gas equivalent, using the ratio of 6 Mcf of natural gas being equivalent to 1 bbl of oil.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. As at April 7, 2016, an aggregate of 184,448,197 Common Shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or represented by proxy has one vote for each Share of which such Shareholder is the registered holder.

The Board has fixed the Record Date for the Meeting at the close of business on April 7, 2016.

When any Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the registrar and transfer agent shall be entitled to such vote.

Other than as disclosed below, to the best of the knowledge of the directors and executive officers of the Corporation as at April 7, 2016, there is no person or corporation that beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares:

Name of Shareholder	Shares Owned, Controlled or Directed(1)	Percentage of the Outstanding Shares of the Corporation(2)

Burgundy Asset Management Ltd.	19,568,064	10.6%

Notes:

(1)	Information in respect of number of Shares owned, controlled or directed was based on a Report filed by Eligible Institutional Investor under Part 4 of National Instrument 62-103 filed on the Corporation's profile on SEDAR at www.sedar.com on March 9, 2016.
(2)	As at April 7, 2016, there were 184,448,197 Shares issued and outstanding.

ADVANCE NOTICE BYLAW

On May 9, 2013, the Board approved the adoption by the Corporation of a By-law regarding advance notice of nominations of directors of the Corporation (the "Advance Notice By-law"), which was filed on SEDAR on May 17, 2013 and ratified by Shareholders at the Corporation's annual general and special meeting of shareholders held on June 20, 2013. The Advance Notice By-law contains advance notice provisions, which provide Shareholders, the Board and management of the Corporation with a clear framework for nominating directors to help ensure orderly business at Shareholder meetings by effectively preventing a Shareholder from putting forth director nominations from the floor of a Shareholder meeting without prior notice. Among other things, the Advance Notice By-law fixes a deadline by which Shareholders must submit notice of director nominations to the Corporation prior to any annual or special meeting of Shareholders. It also specifies the information that a nominating Shareholder must include in the notice to the Corporation regarding each director nominee and the nominating Shareholder for the notice to be in proper written form in order for any director nominee to be eligible for nomination and election at any annual or special meeting of Shareholders. These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding such nominees. The Advance Notice By-law does not affect nominations made pursuant to a "proposal" made in accordance with the Business Corporations Act (Alberta) ("ABCA") or a requisition of a meeting of Shareholders made pursuant to the ABCA. As of the date of this Information Circular, the Corporation has not received any nominations pursuant to the advance notice provisions contained in the Advance Notice By-law.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of persons present not being less than two (2) in number and holding or representing not less than five per cent (5%) of the Shares entitled to be voted at the Meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

At the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2015 and the Independent Auditor's Report on such statements will be placed before Shareholders, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

Fixing the Number of Directors

At the Meeting, it is proposed that the number of directors of the Corporation to be elected at the Meeting be set at six (6), as may be adjusted between Shareholders' meetings by way of resolution of the Board. Accordingly, unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of fixing the number of directors of the Corporation to be elected at the Meeting at six (6).

Appointment of Directors

Majority Voting for Directors

The Board has adopted a policy stipulating that if the "WITHHOLD" votes in respect of the election of a director nominee at the Meeting represent more than the "FOR" votes, the nominee will submit his or her resignation promptly after the Meeting, for the Human Resources, Compensation and Corporate Governance Committee's (the "Compensation Committee") consideration.

The Compensation Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to all matters it deems relevant. The Board will consider the recommendation and the Board's decision to accept or reject the resignation will be disclosed to the public within 90 days of the Meeting. The nominee will not participate in any committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Board Renewal

Annually, the Compensation Committee conducts a performance evaluation of the effectiveness of the Board, Board committees and the effectiveness and contribution of individual directors. As part of such evaluation, the Compensation Committee evaluates the need for changes to Board and committee composition based on an analysis of the skills, expertise and industry experience necessary for the Corporation. The Compensation Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The Compensation Committee and the Board also recognize that a director’s experience and knowledge of the Corporation's business is a valuable resource. Accordingly, the Board believes that the Corporation and its shareholders are better served with the regular assessment of the effectiveness of the Board, Board committees and the effectiveness and contribution of individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits. Accordingly, the Board has not adopted a formal term limit policy for directors.

Election of Directors

At the Meeting, Shareholders will be asked to vote "FOR" or "WITHHOLD" on the proposed directors set forth below to hold office until the next annual meeting of Shareholders or until each directors' successor is duly elected or appointed in accordance with the ABCA. There are presently six (6) directors of the Corporation, all of which have been nominated for re-election at the Meeting.

It is the intention of the Management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the Management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless a Shareholder has specified in their proxy that their Common Shares are to be withheld from voting on the election of directors.

The names, provinces and countries of residence, age and independence of each of the persons nominated for election as directors of the Corporation, the period served as director and the principal occupation of each, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly by such persons as at December 31, 2015 and April 7, 2016 and the value of such voting securities on such dates, the offices held by each in the Corporation, and attendance at Board and committee meetings held in 2015 are as follows:

Stephen E. Balog Alberta, Canada Status: Independent Age: 65 Director since August 16, 2007

Principal of Alconsult International Ltd. and President of West Butte Management Inc., private consulting companies that provide technical and business advisory services to oil and gas operators. Prior thereto, President and Chief Operating Officer and a Director of Tasman Exploration Ltd. from 2001 to June 2007. Mr. Balog has extensive oil and gas industry experience in the management and operation of senior and junior production companies. He was a key contributor to the development and use of the Canadian Oil & Gas Evaluation Handbook as an industry standard for reserves evaluation, and has previously served on the Petroleum Advisory Committee, Alberta Securities Commission. Mr. Balog is a registered Professional Engineer with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Chemical Engineering from the University of Calgary. He is a member of the Society of Petroleum Evaluation Engineers and the Society of Petroleum Engineers.

Other Public Company Board Memberships:

None

Share Ownership:

	December 31, 2015		April 7, 2016
Shares Owned, Controlled or Directed and Share Equivalents(6)	76,957		79,559
Total Market Value of Shares	$541,008	(1)	$536,228	(2)

Current Committee Memberships:
Audit Committee
Compensation Committee
Independent Reserve Evaluation Committee (Chair)

2015 Board and Committee Meeting Attendance:

Meeting Attendance
Board	8 of 8 (100%)
Audit Committee	4 of 4 (100%)
Compensation Committee	3 of 3 (100%)
Independent Reserve Evaluation Committee	2 of 2 (100%)

Voting Results of 2015 AGM:

% of Votes
Votes For	99.31%
Votes Withheld	0.69%

Grant B. Fagerheim Alberta, Canada Status: Independent Age: 57 Director since May 26, 2014

Chairman, President and Chief Executive Officer of Whitecap Resources Inc., a public oil and gas company, since June 2008. Mr. Fagerheim has over 30 years of diverse experience in both the upstream and downstream areas of the oil and gas business. Prior to establishing Whitecap Resources Inc., Mr. Fagerheim was the President and Chief Executive Officer and a Director of Cadence Energy Inc. (formerly Kereco Energy Ltd.), a public oil and gas company, from January 2005 to September 2008.

Mr. Fagerheim received his Bachelor's degree in Education (Economics Minor) from the University of Calgary in 1983 and attended the Executive MBA program at Queen's University in 1995.

Other Public Company Board Memberships:

Whitecap Resources Inc.

Share Ownership:

	December 31, 2015		April 7, 2016
Shares Owned, Controlled or Directed and Share Equivalents(6)	62,380		64,982
Total Market Value of Shares	$438,531	(1)	$437,979	(2)

Current Committee Memberships:
Compensation Committee
Independent Reserve Evaluation Committee

2015 Board and Committee Meeting Attendance:

Meeting Attendance
Board	8 of 8 (100%)
Audit Committee(5)	2 of 2 (100%)
Compensation Committee	3 of 3 (100%)
Independent Reserve Evaluation Committee(5)	1 of 1 (100%)

Voting Results of 2015 AGM:

% of Votes
Votes For	97.31%
Votes Withheld	2.69%

Paul G. Haggis Alberta, Canada Status: Independent Age: 64 Director since November 7, 2008

Mr. Haggis was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. Mr. Haggis has extensive financial markets and public board experience having served on the Board of Directors of Canadian Tire Bank until March 30, 2012. He was a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia and currently serves as an advisor to the committee. He was also Chair of the Audit Committee of C.A. Bancorp and Prime Restaurants Royalty Income Fund and the Chair of Canadian Pacific Railway. Currently he is on the Board of UBC Investment Management Inc., Athabasca Oil Corporation and is Chairman of Alberta Enterprise Corp. Mr. Haggis holds a Bachelor of Arts degree from the University of Western Ontario and is certified as a Chartered Director through the Directors College at McMaster University.

Other Public Company Board Memberships:

Athabasca Oil Corporation

Share Ownership:

	December 31, 2015		April 7, 2016
Shares Owned, Controlled or Directed and Share Equivalents(6)	68,655		71,275
Total Market Value of Shares	$482,645	(1)	$480,394	(2)

Current Committee Memberships:
Audit Committee (Chair)
Compensation Committee
Independent Reserve Evaluation Committee

2015 Board and Committee Meeting Attendance:

Meeting Attendance
Board	8 of 8 (100%)
Audit Committee	4 of 4 (100%)
Compensation Committee	3 of 3 (100%)
Independent Reserve Evaluation Committee	2 of 2 (100%)

Voting Results of 2015 AGM:

% of Votes
Votes For	99.31%
Votes Withheld	0.69%

Andy J. Mah Alberta, Canada Status: Not Independent President and Chief Executive Officer Age: 57 Director since June 23, 2006

President since April 21, 2011. Chief Executive Officer since January 27, 2009. President and Chief Operating Officer from June 23, 2006 to January 27, 2009. Chief Operating Officer of Longview Oil Corp. ("Longview") from December 15, 2010 to November 7, 2013. Prior thereto, President of Ketch Resources Ltd. from October 2005 to June 2006. Chief Operating Officer of Ketch Resources Ltd. from January 2005 to September 2005. Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1998 to January 2005.

Other Public Company Board Memberships:

None

Share Ownership:

	December 31, 2015		April 7, 2016
Shares Owned, Controlled or Directed	1,008,924		1,036,100
Total Market Value of Shares	$7,092,736	(1)	$6,983,314	(2)

Current Committee Memberships:
None

2015 Board and Committee Meeting Attendance:

Meeting Attendance
Board	8 of 8 (100%)

Voting Results of 2015 AGM:

% of Votes
Votes For	99.84%
Votes Withheld	0.16%

Ronald A. McIntosh Alberta, Canada Status: Independent Age: 74 Chairman since February 4, 2014 Director since September 25, 1998(3)

Chairman of North American Energy Partners Inc., a publicly traded corporation and a former director of Fortaleza Energy Inc., previously known as Alvopetro Inc., formerly named Fortress Energy Inc. Mr. McIntosh has extensive experience in the energy business. His previous roles included President and Chief Executive Officer of Navigo Energy, Chief Operating Officer of Gulf Canada, Vice President Exploration and International of PetroCanada and Chief Operating Officer of Amerada Hess Canada.

Other Public Company Board Memberships:

North American Energy Partners Inc.

Share Ownership:

	December 31, 2015		April 7, 2016
Shares Owned, Controlled or Directed and Share Equivalents(6)	104,175		107,644
Total Market Value of Shares	$732,350	(1)	$725,521	(2)

Current Committee Memberships:
Compensation Committee (Chair)
Independent Reserve Evaluation Committee

2015 Board and Committee Meeting Attendance:

Meeting Attendance
Board	8 of 8 (100%)
Compensation Committee	3 of 3 (100%)
Independent Reserve Evaluation Committee	2 of 2 (100%)

Voting Results of 2015 AGM:

% of Votes
Votes For	98.97%
Votes Withheld	1.03%

Jill T. Angevine Alberta, Canada Status: Independent Age: 48 Director since May 27, 2015

Vice President and Portfolio Manager at Matco Financial Inc. (an independent, privately held asset management firm) since October 2013. Independent businesswoman from September 2011 until October 2013 and prior thereto, Vice President and Director, Institutional Research at FirstEnergy Capital Corp. (a financial advisory and investment services provider in the energy market).

Other Public Company Board Memberships:

Chinook Energy Inc.

Tourmaline Oil Corp.

Share Ownership:

	December 31, 2015	April 7, 2016
Shares Owned, Controlled or Directed and Share Equivalents(6)	4,115	6,717
Total Market Value of Shares	$28,928	$45,273

Current Committee Memberships:
Audit Committee
Compensation Committee(7)

2015 Board and Committee Meeting Attendance:

Meeting Attendance
Board(5)	4 of 4 (100%)
Audit Committee(5)	2 of 2 (100%)

Voting Results of 2015 AGM:

% of Votes
Votes For	99.85%
Votes Withheld	0.15%

Notes:

(1)	Calculated based on the number of Shares and/or deferred share units ("DSU") owned, controlled or directed as at December 31, 2015 multiplied by the closing price of the Shares on the Toronto Stock Exchange ("TSX" or the "Exchange") on December 31, 2015 of $7.03.
(2)	Calculated based on the number of Shares and/or DSUs owned, controlled or directed as at April 7, 2016 multiplied by the closing price of the Shares on the TSX on April 7, 2016 of $6.74.
(3)	The period of time served by Mr. McIntosh as a director of Advantage includes the period of time served as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Mr. McIntosh was appointed a director of post-reorganization Search on May 24, 2001.
(4)	Advantage does not have an executive committee of the Board.
(5)	Represents the number of meetings held when the director was a member of the applicable committee or Board. Mr. Fagerheim was a member of the Audit Committee until May 27, 2015, at which time Ms. Angevine was appointed a member of the Board and the Audit Committee. On May 27, 2015, Mr. Fagerheim was appointed a member of the Independent Reserve Evaluation Committee.
(6)	Share equivalents includes vested DSUs outstanding at the dates indicated.
(7)	Ms. Angevine was appointed a member of the Compensation Committee on February 11, 2016.

As at April 7, 2016, the directors and executive officers of the Corporation, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of 2,380,070 Shares, being approximately 1.3% of the outstanding Shares. The information as to Shares beneficially owned or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees as at April 7, 2016.

Cease Trade Orders or Bankruptcies

Except as set forth below, no proposed director of the Corporation is or within the ten years prior to the date of this Information Circular has been:

(a)	a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)	a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, after the director ceased to be a director, chief executive officer or chief financial officer of the issuer and which resulted from an event that occurred while that person was acting in such capacity; or

(c)	bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or

(d)	a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. McIntosh was a director of Fortress Energy Inc. ("Fortress"). On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the "Order") under the Companies’ Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Fortress and its assets and allowing Fortress to prepare a plan of arrangement for its creditors if necessary. Fortress took such step in order to enable Fortress to challenge a reassessment issued by the Canada Revenue Agency ("CRA"). As a result of the reassessment, if Fortress had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Fortress did not have the necessary liquid funds to remit, although Fortress had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Fortress believed that CRA’s position was not sustainable and vigorously disputed CRA’s claim. Fortress filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Fortress no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Fortress due to Fortress having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Fortress for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Fortress being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Fortress closed the sale of substantially all of its oil and gas assets. As a result of the sale Fortress was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements. Fortress was renamed Alvopetro Inc. on November 24, 2012 and Alvopetro Inc. was renamed Fortaleza Energy Inc. in November 2013. Mr. McIntosh ceased to be a director of Fortaleza Energy Inc. on January 18, 2016.

Mr. Fagerheim, who was formerly a director of The Resort at Copper Point Ltd. (a private real estate development company) which was placed in voluntary receivership in February 2009.

Penalties or Sanctions

No proposed director or any personal holding companies of a proposed director of the Corporation have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Shareholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Professional Accountants, to serve as auditors of the Corporation until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. PricewaterhouseCoopers LLP have been the auditors of the Corporation since September 18, 2007.

Certain information regarding the Corporation's Audit Committee, including the fees paid to the auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended December 31, 2015, an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com and the Corporation's website at www.advantageog.com.

DIRECTOR COMPENSATION

In 2014, the Board made several changes to Director compensation. Effective March 2014, annual compensation payable to the Chairman of Advantage is $75,000 in cash plus $75,000 paid through the granting of DSUs. The Chairman of the Audit Committee is paid a flat fee annual retainer of $62,500 in cash plus $62,500 paid through the granting of DSUs. Each of the other directors of Advantage, with the exception of those who are employees of Advantage, receive a flat fee annual retainer of $50,000 in cash plus $50,000 paid through the granting of DSUs. DSUs are notional securities granted to a director and are related directly to the Share price performance from grant date to the date on which the DSUs are redeemed. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a director. The granting of DSUs occurs on a monthly basis. The number of DSUs granted is calculated by dividing the value of the awards by the amount that is the closing price for a Share on the TSX on the trading day immediately prior to the date of grant. On the date that a holder of DSUs ceases to be a director, the monetary amount represented by the DSUs shall be calculated and shall be paid to the Director in cash not later than the end of the first calendar year after the calendar year which includes the termination date.

Members of the Board are also eligible to receive stock options ("Stock Options" or "Options") pursuant to the Corporation's stock option plan (the "Option Plan"). However, for the years ended December 31, 2014 and December 31, 2015, there were no grants of Options to non-management directors of the Board and no Options are currently outstanding to non-management directors. The participation of non-management directors in the Option Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Options under the Option Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

All directors are eligible to receive expense reimbursement for costs of attending Board and committee meetings. No meeting fees are paid to independent directors, as, absent exceptional circumstances, directors are not entitled to meeting fees.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2015, information concerning the compensation paid to Advantage’s directors, other than directors who are also Named Executive Officers (as defined herein):

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	All other compensation ($)	Total ($)
Ronald McIntosh	75,000	75,000	Nil	Nil	150,000
Paul Haggis	62,500	62,500	Nil	Nil	125,000
Stephen Balog	50,000	50,000	Nil	Nil	100,000
Grant Fagerheim	50,000	50,000	Nil	Nil	100,000
Jill Angevine(3)	29,792	29,792	Nil	Nil	59,584

Notes:

(1)	Represents the fair value of DSUs granted under the DSU Plan. Specifically, the fair value of DSUs was based on the closing trading price on the TSX on the trading day immediately prior to the date of grant. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of Share-based awards on the date that a holder of DSUs ceases to be a director can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.
(2)	For the year ended December 31, 2015, there were no grants of Options to non-management directors of the Board.
(3)	Ms. Angevine was appointed a director of the Corporation on May 27, 2015.
(4)	For the year ended December 31, 2015, directors did not receive any non-equity plan or pension plan compensation.

Directors' Outstanding Option-Based Awards and Share-based Awards

The following table sets forth for each of the directors, other than directors who are also NEOs (as defined herein) of Advantage, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2015.

	Option-based Awards(1)				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Ronald McIntosh	Nil	Nil	Nil	Nil	Nil	Nil	150,365
Paul Haggis	Nil	Nil	Nil	Nil	Nil	Nil	125,275
Stephen Balog	Nil	Nil	Nil	Nil	Nil	Nil	100,234
Grant Fagerheim	Nil	Nil	Nil	Nil	Nil	Nil	87,031
Jill Angevine	Nil	Nil	Nil	Nil	Nil	Nil	28,928

Notes:

(1)	As at December 31, 2015, non-management directors did not hold any outstanding Options.
(2)	Represents DSUs granted pursuant to the DSU Plan. DSUs vest immediately upon grant.
(3)	The value is calculated by multiplying the number of vested DSUs granted pursuant to the DSU Plan and which were not paid out or distributed at December 31, 2015 by the market price of the Shares at December 31, 2015, being $7.03 per Share.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the directors other than directors who are also NEOs of Advantage, the value of option-based awards and share-based awards which vested during the year ended December 31, 2015. Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share based Payment (for example, a cash bonus plan). Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2015.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)
Ronald McIntosh	Nil	75,000
Paul Haggis	Nil	62,500
Stephen Balog	Nil	50,000
Grant Fagerheim	Nil	50,000
Jill Angevine	Nil	29,792

Notes:

(1)	There were no grants of Options to non-management directors in 2014 and 2015 and no Options are currently outstanding to non-management directors.
(2)	The value is calculated by multiplying the number of vested DSUs by the market price of the Shares on the vesting date.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Advantage's focused development on the Montney natural gas resource at Glacier, Alberta since 2008 has transformed the Corporation into the leading low cost Montney producer in Canada. In 2015, Advantage continued the execution of its multi-year development plan which included expansion of its 100% owned Glacier gas plant processing capacity to 250 mmcf/d (41,700 boe/d), including liquids extraction, to accommodate future growth in 2016 and 2017 and looping the sales line lateral to increase pipeline capacity to 400 mmcf/d. Advantage’s 2015 annual budget parameters were met or exceeded while maintaining financial discipline which led to a 26% total shareholder return in 2015.

During 2015, production increased 7% to average 141 mmcfe/d, total cash costs were reduced by 8% to $0.82/mcfe and proved plus probable reserves were added at an F&D cost of $0.77/mcfe (including the change in FDC) reaffirming Advantage’s industry leading low cost structure. Advantage mitigated commodity price risk through its hedging program which reduced cash flow volatility and maintained a strong balance sheet. Production from wells completed with improved frac designs outperformed longer-term production decline expectations and allowed the Corporation to increase its average well production type curves and improve capital efficiencies. This reduced actual 2015 capital expenditures by $107 million or 39% as compared to Advantage’s earlier development plan estimates while maintaining future growth targets. As a result of multi-year successes and performance achievements with the Corporation's Montney development, Advantage's Share price during the last three years has increased 120% from December 31, 2012 to December 31, 2015 (40% annual average increase) exceeding the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index total return that decreased 40% during this same period. In 2015, Advantage’s Share price resulted in a 26% total return (from a closing price on the TSX of $5.56 on December 31, 2014 to a closing price of $7.03 on December 31, 2015) and was one of the few oil and gas producers that generated a positive return. Overall 2015 results were determined by the Compensation Committee and Board to be top quartile performance.

General

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2015 applicable to Advantage's President and Chief Executive Officer ("CEO"), Vice President Finance and Chief Financial Officer ("CFO"), and Senior Vice President, representing all of the executive officers of Advantage at December 31, 2015 and whose total salary and bonus exceeds $150,000 (collectively referred to as the "Named Executive Officers" or "NEOs"). Advantage operates extremely efficiently and has only three executive officers while our peer group generally has five or more executive officers.

Advantage’s executive management and NEOs for the financial year ended December 31, 2015 were:

•	Mr. Andy Mah, President and CEO;

•	Mr. Craig Blackwood, Vice President Finance and CFO; and

•	Mr. Neil Bokenfohr, Senior Vice President.

This Compensation Discussion and Analysis discusses the objectives of Advantage’s executive compensation program, the roles and responsibilities of the Compensation Committee in determining and approving executive compensation, Advantage's philosophy and process for executive compensation, and the elements of compensation.

Compensation Objectives and Principles

The overall philosophy of Advantage is to provide a compensation program that rewards performance, aligns with shareholder interests and attracts and retains high quality and experienced executives and employees. Advantage believes that compensation should be fair and equitable compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage's executive compensation program for the financial year ended December 31, 2015 were as follows:

(a)	attract, motivate and retain the management talent needed to achieve Advantage's business objectives and create long-term value for Shareholders;

(b)	motivate short and longer term performance of the Named Executive Officers and attempt to align the Named Executives' interests with those of the Shareholders;

(c)	reward leadership and performance in the achievement of business objectives and the creation of shareholder value; and

(d)	provide compensation that is competitive in the market place.

The Compensation Committee used Mercer (Canada) Limited's ("Mercer") 2015 compensation survey data and considered the compensation practices of other companies operating in similar resource based developments in Western Canada, the Corporation's operating and financial performance in comparison to its peers, and its long-term development plan and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Governance

General

The Compensation Committee is charged with, among other things, a periodic review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently compiled compensation data for directors and officers of reporting issuers of comparable size to the Corporation. The Compensation Committee is also responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. The Compensation Committee has the authority to hire experts and advisors, including executive search firms, if required.

Compensation Committee

The Compensation Committee is currently comprised of Ronald McIntosh (Chair), Paul Haggis, Stephen Balog, Grant Fagerheim and Jill Angevine. Jill Angevine was appointed a member of the Compensation Committee on February 11, 2016. At December 31, 2015, the Compensation Committee was comprised of Ronald McIntosh (Chair), Paul Haggis, Stephen Balog and Grant Fagerheim. All members of the Compensation Committee are independent, in accordance with applicable securities legislation. The skills and experience that enable the members of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices is summarized below:

•	Ronald McIntosh (Chair) – Mr. McIntosh is the Chairman of North American Energy Partners Inc., a publically traded company, Chair of the Governance Committee and a former member of the Risk and Audit Committees. He is a former director of Fortaleza Energy (formerly Alvopetro) and is a director and Chair of the Reserves Committee and Audit Committees of Corval Energy Ltd., a private oil and gas company. He was Chairman and member of the Audit Committee of Tasman Exploration, a private oil and gas company. He is a member of the American Association of Petroleum Geologists and is a registered Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and has also completed the Executive Development Program at Columbia University in New York. He brings more than four decades of executive, operational and strategic leadership to the Board with his prior roles including President and CEO of Navigo Energy Inc., Chief Operating Officer of Gulf Canada, Vice President of Exploration and International with PetroCanada and Chief Operating Officer with Amerada Hess Canada. In addition his broad experience with mergers and acquisitions as well as corporate rejuvenation and restructuring provides valuable perspectives and insights to Advantage.

•	Paul Haggis – Mr. Haggis was the Chairman of Canadian Pacific Railway from June 4, 2012 to May 14, 2015. He has extensive financial markets and public board experience having served on the Board of Directors of Canadian Tire Bank until March 30, 2012. Mr. Haggis was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. He was a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia and currently serves as an advisor to the committee. He is a director of Athabasca Oil Corporation and was also Chair of the Audit Committee of C.A. Bancorp and Prime Restaurants Royalty Income Fund, a member of the Board of UBC Investment Management Inc. and a Chairman of Alberta Enterprise Corp. Mr. Haggis holds a Bachelor of Arts degree from the University of Western Ontario and is certified as a Chartered Director through the Directors College at McMaster University.

•	Stephen Balog – Mr. Balog is Principal of Alconsult International Ltd. and President of West Butte Management Inc., private consulting companies that provide technical and business advisory services to oil and gas operators. He was previously President, Chief Operating Officer and a Director of Tasman Exploration Ltd., a private oil and gas company. Mr. Balog has extensive executive management experience with western Canadian production companies, including the implementation of performance based employee incentive programs in a senior production company. Mr. Balog is a registered Professional Engineer with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Chemical Engineering from the University of Calgary.

•	Grant Fagerheim – Mr. Fagerheim is Chairman, President and Chief Executive Officer of Whitecap Resources Inc., a public oil and gas company, since June 2008. Prior thereto, he was the President and Chief Executive Officer and a Director of Cadence Energy Inc. (formerly Kereco Energy Ltd.), a public oil and gas company, from January 2005 to September 2008. Mr. Fagerheim received his Bachelor's degree in Education (Economics Minor) from the University of Calgary in 1983 and attended the Executive MBA at Queen's University in 1995. Mr. Fagerheim was previously a member of the board of directors of PRD Energy Inc., a public oil and gas company.

•	Jill Angevine – Ms. Angevine is Vice President and Portfolio Manager at Matco Financial Inc. (an independent, privately held asset management firm) since October 2013. Independent businesswoman from September 2011 until October 2013 and prior thereto, Vice President and Director, Institutional Research at FirstEnergy Capital Corp. (a financial advisory and investment services provider in the energy market). Ms. Angevine is currently a member of the Board of directors of Chinook Energy Inc. and Tourmaline Oil Corp.

Mandate of the Compensation Committee

The Compensation Committee assists the Board in meeting their responsibilities by:

•	reviewing and reporting to the directors concerning the overall compensation program and philosophy;

•	reviewing and recommending to the directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the CEO;

•	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and either, as a Committee or together with the independent directors (as determined by the board), determining and approving the CEO's compensation based on this evaluation;

•	making recommendations to the directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

•	reviewing the adequacy and form of compensation to the directors ensuring it realistically reflects their responsibilities and risk and making recommendations to the directors;

•	reviewing and evaluating management's recommendations as to the allocation of Options under the Option Plan and performance awards ("Performance Awards") and restricted awards ("Restricted Awards") under the restricted and performance award incentive plan of the Corporation (the "Award Plan") and formulating a recommendation to the directors for approval;

•	reviewing annually and recommending for approval to the directors the executive compensation disclosure in the "Compensation Discussion and Analysis" section of the Corporation's information circular;

•	reviewing annually the Compensation Committee's Terms of Reference;

•	administering the Option Plan, the Award Plan and any other incentive plans implemented by the Corporation, in accordance with their respective terms;

•	producing a report on executive officer compensation on an annual basis; and

•	succession planning in respect of senior executives and providing guidance in respect of executive capacity.

In early 2014, the Compensation Committee retained Mercer to assist the Board and the Compensation Committee in reviewing and determining the compensation of executive officers of the Corporation. Mercer reviewed the competitiveness and appropriateness of the Corporation's compensation practices as compared to a selected peer group of 24 companies and provided observations and made recommendations for change, where appropriate. As a result of this review, the Board and the Compensation Committee implemented the Award Plan for all employees, officers and consultants and a deferred share unit plan (the "DSU Plan") for non-management directors.

The following compensation advisor was retained by the Corporation in the last two most recently completed financial years:

Consultant	Year Retained	Mandate	Executive Compensation- Related Fees (includes GST)	All Other Fees

Mercer (Canada) Ltd.	2014	Total compensation benchmarking, recommend and develop potential long-term incentive alternatives, advice on competitiveness and appropriateness of compensation programs, advisory services as required from time to time.	$68,612	Nil

Mercer (Canada) Ltd.	2015	Advice on equity incentive compensation programs and advisory services as required from time to time.	$21,346	Nil

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2015 to ensure that such compensation attracted and retained a strong management team and recommended to the Board for approval the compensation of such Named Executive Officers. In making salary determinations, the Compensation Committee considers individual salaries paid to executives of other organizations within the oil and gas industry as published by Mercer. Mercer regularly reviews compensation practices in Canada, industry reports and surveys, and compensation data from peer companies. The Corporation engaged Mercer in 2014 to benchmark executive pay as compared to selected peer organizations from the 2014 Mercer Total Compensation Survey for the Energy Sector, dated April 1, 2014. The Compensation Committee reviewed and updated this benchmarking using the 2015 Mercer Total Compensation Survey for the Energy Sector, dated April 1, 2015 (the "Mercer Survey"). The selected peers operate in business environments similar to Advantage and produce between 10,000 and 100,000 barrels of oil equivalent per day. They also have executive management positions similar to those of Advantage that reflect the scope of responsibilities required at the executive level. The Corporation generally targets each executive’s total compensation at approximately the 50th percentile of comparable positions in the Mercer Survey. As a supplement to the Mercer Survey, the Corporation reviews Named Executive Officer total compensation and pay practices disclosed in management information circulars for several specific industry peers that are primarily gas weighted, resource play companies that may have a similar company strategy and relative size as follows:

2015 Peer Group	Total Assets(1)(3) ($000)	Cash Flow From Operating Activities(2)(3) ($000)	Market Capitalization(1) ($000)	Gas Production(2)(3) %
ARC Resources Ltd.	5,932,200	689,000	5,796,303	65%
Bellatrix Exploration Ltd.	1,703,212	103,075	314,821	71%
Birchcliff Energy Ltd.	2,025,373	148,797	615,324	86%
Bonavista Energy Corporation	3,523,716	406,290	389,442	71%
Crew Energy Inc.	1,244,283	74,698	571,321	63%
Kelt Exploration Ltd.	1,279,475	63,010	715,152	64%
NuVista Energy Ltd.	981,637	111,403	623,972	70%
Painted Pony Petroleum Ltd.	781,574	34,573	348,108	95%
Paramount Resources Ltd.	2,781,035	84,273	650,017	61%
Peyto Exploration & Development Corp.	3,357,514	530,208	3,953,292	92%
Tourmaline Oil Corp.	7,640,671	835,755	4,946,858	87%
Trilogy Energy Corp.	1,266,492	117,295	461,248	65%
Median	1,703,212	113,364	623,973	71%
Advantage Oil & Gas Ltd.	1,517,443	113,364	1,200,915	99%
Advantage’s Percentile	42%	50%	75%	100%

Notes:

(1)	Represents the value at December 31, 2015.
(2)	Represents the value for the year ended December 31, 2015.
(3)	Information was obtained from documents filed publicly by the 2015 peer group on their issuer profiles on SEDAR at www.sedar.com.

Components of Compensation

Total compensation for the Named Executive Officers in 2015 consisted of base salary, bonuses, certain perquisites and benefits including contributions to the employee share purchase plan of Advantage (the "Purchase Plan"), Options, Performance Awards and retention amounts. The 2015 compensation details for the NEOs are as follows:

Components of Compensation	Andy Mah	Neil Bokenfohr	Craig Blackwood
Cash Compensation:
Salary	19%	20%	22%
Bonuses	16%	16%	16%
Retention Amounts	15%	13%	11%
Perquisites and Benefits	2%	3%	3%
Equity Incentive Compensation:
Options	24%	24%	24%
Performance Awards	24%	24%	24%

From 2012 to early 2014 Advantage was restricted in granting equity-based long-term incentive compensation to all staff due to recurring trading blackouts associated with the disposition of non-core assets and the strategic alternatives review process that began on August 22, 2012 and was concluded on February 4, 2014. As a result, total compensation for the Named Executive Officers and staff decreased during 2013 as compared to prior years. On February 4, 2014, Advantage established a new corporate strategy and multi-year development plan designed to deliver significant value growth to Shareholders. Therefore, the Corporation granted additional Options, Performance Awards and retention amounts in 2014 to motivate the Named Executive Officers and staff in achieving its new objectives and compensate for the reduction in the granting of equity-based long-term awards during 2013. In 2015, the retention amounts granted in early 2014 were paid to the Named Executive Officers and all staff with no retention amounts outstanding at December 31, 2015.

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation. Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily rewards short-term internal and individual performance measures. Equity incentive awards align the Corporation with market performance and encourages the Named Executive Officers to deliver improved corporate performance over a longer period of time so the Corporation’s value continues to grow.

The Compensation Committee reviews the compensation evaluation provided by Management and consults with the CEO before making a determination to recommend approval of or changes to compensation to the full Board.

In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in the Named Executive Officer's specific role. The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Corporation. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer's potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Risk Adjusted Compensation

As part of its review of the Corporation's compensation program for the year ended December 31, 2015, the Compensation Committee considered whether the compensation program provided executive officers with adequate incentives to achieve both short and long-term objectives without motivating them to take inappropriate or excessive risks. This assessment was based on a number of considerations including, without limitation, the following:

•	a total compensation program appropriately balanced between fixed and variable compensation and short-term and long-term compensation designed to reward individual performance and encourage delivery of favourable results over both a short and longer period of time;

•	the terms of the Option Plan provides that Options vest as determined by the Board with an expiration date between three and five years from the date of grant. The terms of the Award Plan provide that Performance Awards vest three years after the date of grant. This encourages executive officers to continue to create favourable results over a longer period of time and reduces the risk of actions that may create unfavourable impacts in the short term;

•	a portion of executive compensation in the form of bonuses is not guaranteed and is variable year over year. The Board has discretion to pay bonuses to Named Executive Officers based on recommendations made by the Compensation Committee, which are based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets;

•	the Corporation's compensation program is structured consistently for all executive officers within the Corporation;

•	the overall compensation program is market based and aligned with the Corporation's business plan and long-term strategies; and

•	certain share ownership guidelines and policies that have been implemented by the Corporation for the NEOs. See "Compensation Discussion and Analysis – Share Ownership Policies" in this Information Circular.

The Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Corporation.

Salary

Named Executive Officers' salaries are reviewed annually and are established taking into consideration individual salaries of executives at comparable companies within the oil and gas industry determined using the Mercer Survey. Base salaries are designed to provide income certainty and to attract and retain executive management. The process undertaken by the Compensation Committee to determine the CEO's salary requires that the CEO receive an industry competitive salary, as approved by the Board. The CEO's and Senior Vice President’s salary levels approximated the median range and the CFO’s salary level was below the median range for oil and gas issuers similar to Advantage in 2015. Named Executive Officers' base salaries for 2015 and 2016 were not increased due to the downturn in the oil and gas sector.

Bonus Plan

The Board has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee. The Compensation Committee reviews and considers feedback from the CEO and makes a recommendation to the Board for approval. The payment of annual bonuses is designed to reward company and individual performance of the Named Executive Officers and is based on annual targets. The Compensation Committee and Board will give appropriate consideration to a variety of quantitative and qualitative factors including, internal corporate, operating, financial, health, safety and environment, reserve additions and administration achievements.

Key accomplishments factored into the bonus determination for 2015 include the following:

•	named 2015 Senior/Intermediate Producer of the Year as recognized by the Explorers and Producers Association of Canada for the Corporation’s operating, financial and HS&E achievements with specific references to its environmental stewardship and innovation;

•	continued successful execution of a multi-year development plan to increase production and cash flow per share financed through funds from operations and available credit facility;

•	strengthened Advantage's position as an industry leading low cost Montney natural gas producer with total cash costs reduced by 8% to $0.82/mcfe, including royalties ($0.11/mcfe), operating expense ($0.36/mcfe), general and administrative expense ($0.14/mcfe), and finance expense ($0.21/mcfe). The low total cash cost structure resulted from its success at Glacier and by transforming Advantage into a pure play Montney producer;

•	increased average daily production 7% to 141 mmcfe/d for 2015 as compared to 2014 with an exit production of approximately 180 mmcfe/d. This was achieved despite 107 days of TransCanada Pipelines Ltd. firm service sales pipeline restrictions and outages from April to December 2015 and additional production interruptions required during the construction and expansion of our Glacier gas plant;

•	successfully expanded Advantage’s 100% owned Glacier gas plant processing capacity to 250 mmcf/d, including liquids extraction, that will accommodate future growth in 2016 and 2017 and looped the lateral to the sales line that increased pipeline capacity to 400 mmcf/d;

•	improved well productivity in the Upper, Middle and Lower Montney through improved drilling and completion techniques that contributed to overall well cost reductions of 25%. This resulted in improving well economics, higher initial production rates, and lower declines leading to fewer wells required to execute the Corporation's multi-year development plan. Advantage’s standing well inventory consisted of 37 total wells of which 23 are completed and 14 remain uncompleted at December 31, 2015;

•	achieved top decile 2P F&D cost of $0.77/mcfe ($4.65/boe) for the year ended December 31, 2015 and a three year average 2P F&D cost of $1.10/mcfe ($6.63/boe) including the change in FDC. Achieved 1P F&D cost of $0.87/mcfe ($5.22/boe) for the year ended December 31, 2015 and a three year average 1P F&D cost of $1.40/mcfe ($8.37/boe) including the change in FDC. These reserve addition costs were achieved with 45% ($75 million) invested in facilities expansions out of a total capital expenditure amount of $165 million in 2015;

•	replaced 390% of annual 2015 production with a 2P recycle ratio for 2015 of 3.3 times, based on Advantage’s fourth quarter operating netback;

•	acquired an additional 6 net sections of Lower Doig/Montney land holdings that complement Advantage's core Glacier holding and increases Advantage's total Montney acreage to 138 net sections;

•	maintained a strong balance sheet and enhanced financial flexibility through increasing the credit facility borrowing base by $50 million to $450 million resulting in $163 million available on the credit facility as at December 31, 2015;

•	continued to build a natural gas hedge portfolio through to 2018 that provided $32.7 million of realized cash gains in 2015 and reduces the volatility of future cash flows in support of our multi-year development plan;

•	achieved a score of 98% in the Certificate of Recognition audit program, which is an independent provincially administered program that requires stringent quality standards and execution of the Corporation’s environment, health and safety management practices; and

•	achieved an 89% satisfactory inspection rating based on the Alberta Energy Regulator Enhanced Production Audit Program compared to the industry average of 75%.

Based on the 2015 achievements, the Corporation had another year of exceptional performance resulting in strong Share performance during a challenging commodity pricing environment. Bonuses were determined based on Mercer quartile rankings and peer group data relative to each Named Executive Officers performance. Bonuses paid to the Named Executive Officers for the year ended December 31, 2015, totalled $745,000 (December 31, 2014 - $940,000) reflective of this strong performance but were 21% less than 2014 in recognition of the challenging oil and gas environment.

Long-Term Compensation

The Corporation’s long-term compensation consists primarily of equity based awards. This encourages executive officers to continue to create favourable results over a longer period of time and reduces the risk of actions that may have only short-term advantages. The Corporation's option-based equity awards currently consist of Options granted pursuant to the Option Plan and the Corporation's share-based equity awards currently consist of Performance Awards granted pursuant to the Award Plan. In 2014 and 2015, the Compensation Committee granted 50% of equity based awards in the form of Options and 50% in the form of Performance Awards. In 2016, the Compensation Committee granted 100% of the equity based awards in the form of Performance Awards to enhance the long-term alignment of such awards with key performance metrics.

Options

Under the Option Plan, the Board may grant Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation. The purpose of the Option Plan is to develop the interest of the directors, officers and employees of, and consultants to Advantage and any of its controlled entities in the growth and development of Advantage by providing them with the opportunity to acquire a proprietary interest in Advantage. Options granted vest evenly over three years, starting on the first anniversary date from the date of grant and expire between three and five years from date of grant. In 2014, Options were granted to officers and employees of Advantage representing 2.2% of Advantage’s total outstanding common shares at December 31, 2014. In 2015, Options were granted to officers and employees of Advantage representing 0.6% of Advantage’s total outstanding common shares at December 31, 2015. At December 31, 2015 there were 4,031,302 Options outstanding representing 2.3% of Advantage’s total outstanding Shares. On May 11, 2015 the Board approved an amendment to the terms of the Option Plan to confirm that unless Shareholder approval is received, the Corporation cannot cancel any Stock Options and issue the holder of such Stock Options a new option or other entitlement in replacement thereof. For further details see "Option-based Awards – Stock Option Plan" in Schedule "B" to this Information Circular.

Award Plan

The Award Plan grants Restricted Awards and/or Performance Awards (collectively, "Incentive Awards") to persons who are employees or officers of the Corporation or any affiliate (as defined in the ABCA) of Advantage ("Advantage Affiliate") or who are consultants or other service providers to the Corporation or any Advantage Affiliate (collectively, "Service Providers"). Performance Awards granted in 2014 to officers and employees of Advantage represented 0.24% of Advantage’s total outstanding Shares at December 31, 2014 and Performance Awards granted in 2015 represented 0.15% of Advantage’s total outstanding Shares at December 31, 2015. Performance Awards cliff vest (all at once) after three years from the date of grant. On the vesting date the number of Performance Awards is multiplied by a Payout Multiplier (as defined herein) applicable to the grant year and multiplied by the previous five day volume weighted average trading price on the TSX of the Shares to determine the Performance Award amount.

The current Corporate Performance Measures (as defined herein) by grant year along with the Payout Multiplier ranges is summarized below:

Corporate Performance Measures	2014 Grant	2015 Grant
Relative Total Shareholder Return	✓	✓
Relative Cost Structure	✓	✓
Annual Cash Flow Per Share	✓
Capital Efficiency		✓

Payout Multiplier Range	0 to 2	0 to 2.5

For the purposes of the Award Plan, "Corporate Performance Measures" for any grant that the Compensation Committee in its sole discretion shall determine, means the performance measures to be taken into consideration in granting Incentive Awards under the Award Plan and determining the payout multiplier by the Compensation Committee (the "Payout Multiplier") which may include, without limitation, the following: (a) the percentile rank, expressed as a whole number, of, with respect to any period, the total return to Shareholders on the Common Shares calculated using cumulative dividends, if any, on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period (the "Total Shareholder Return") relative to returns calculated on a similar basis on securities of members of the Peer Comparison Group over the applicable period (the "Relative Total Shareholder Return" or "Relative TSR"); (b) annual cash flow per Common Share; (c) absolute or relative cost structure; (d) capital efficiency; (e) key leading and lagging indicators of health, safety and environmental performance of the Corporation and the Advantage Affiliates; (f) the development and execution of the Corporation's strategic plan as determined by the Board; (g) reserves growth or reserves addition efficiencies; and (h) such additional measures as the Compensation Committee or the Board, in its sole discretion, shall consider appropriate in the circumstances.

For further details see "Share-Based Awards - Restricted and Performance Award Incentive Plan" in Schedule "C" to this Information Circular.

Other Compensation

Employee Share Purchase Plan

Under a Purchase Plan, all full-time employees of Advantage may contribute an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (in 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments. Advantage will match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Common Shares on behalf of the employees through open market purchases at the current market price on the TSX. Advantage's Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage. For the year ended December 31, 2015, $94,270 was contributed by Advantage to match the contributions of the Named Executive Officers.

Perquisites and Benefits

To attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to the Named Executive Officers. Perquisites and benefits are reviewed periodically to ensure an appropriate benefit level is maintained. Executive officers are eligible for benefits paid by Advantage, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and paid parking.

Pension Plans and Retiring Allowances

Advantage does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

Share Ownership Policies

In 2014, the Board adopted a mandatory share ownership policy for executive officers, which provides that executive officers (other than the Chief Executive Officer) are required to acquire and hold equity securities of the Corporation with a minimum aggregate market value of two times their annual base salary. The Chief Executive Officer is required to acquire and hold equity securities of the Corporation with a minimum aggregate market value of three times his annual base salary. Executive officers will have a period of five (5) years from the date of the implementation of the policy, or from the date of their appointment as an executive officer of the Corporation, whichever is later, to acquire the value required. Compliance with the policy will be confirmed on December 31 of each year. The current NEOs were all in compliance at December 31, 2015 with this mandatory share ownership policy as depicted in the following table:

Name	Mandatory minimum share ownership value (1) ($)	Mandatory share ownership as a Multiple of Annual Salary (1)		Actual Share Ownership value (2) ($)	Actual Share Ownership value as a Multiple of Annual Salary (3)
Andy Mah	1,178,100	3	x	7,283,783	18.5	x
Neil Bokenfohr	560,000	2	x	4,424,063	15.8	x
Craig Blackwood	540,000	2	x	3,292,416	12.2	x

Notes:

(1)	Represents two times the annual base salary for Mr. Bokenfohr and Mr. Blackwood and three times the annual base salary for Mr. Mah.
(2)	The value is calculated based on the number of Shares owned at December 31, 2015 multiplied by the market price of Shares at December 31, 2015, being $7.03 per Share.
(3)	Represents the actual share ownership value divided by annual base salary.

Hedging Restrictions

Pursuant to Advantage's Disclosure, Confidentiality and Trading Policy, directors and NEOs may not knowingly sell, directly or indirectly, a security of the Corporation if such person selling such security does not own or has not fully paid for the security to be sold. In addition, directors and NEOs may not, directly or indirectly, buy or sell a call or put in respect of a security of the Corporation. Notwithstanding these prohibitions, a director or NEO of the Corporation may sell a security which such person does not own if such person owns another security convertible into such security or an option or right to acquire such security sold, and within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable, to the purchaser.

Other than as disclosed above, Advantage does not have any written policies that prohibit a director or NEO from purchasing other financial instruments, including, for greater certainty, forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or NEO.

Performance Graph

The following graph illustrates Advantage’s five year cumulative Shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of $100 on December 31, 2010, compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index.

Natural gas prices declined dramatically during 2011 and 2012 placing considerable downward pressure on Advantage’s financial results and corresponding Share price, regardless of significant organizational accomplishments. During 2013, Advantage continued to improve its balance sheet strength through the sale of conventional assets leading to focused Montney development with improving well results and a natural gas pricing environment that began to recover. In 2014, Advantage became a pure play company with a clearly defined multi-year development plan for its Glacier Montney natural gas resource play. Advantage has grown Montney production to a 2015 exit production rate of approximately 180 mmcfe/d, grown 2P reserves, achieved a three year average 2P F&D cost of $1.10/mcfe ($6.63/boe) including the change in FDC for the year ended December 31, 2015, constructed a 100% owned and controlled Glacier gas plant, reduced total costs to an industry leading low cost structure, and continued to improve well productivity resulting in robust well economics at current natural gas prices. These achievements supported Advantage's Share price increase of 120% from December 31, 2012 to December 31, 2015 exceeding the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index total return that decreased 40% during this same period.

Named Executive Officers total compensation decreased from 2010 to 2012 due to lower equity-based compensation resulting from declining Share price performance. Total compensation for the Named Executive Officers and staff was lower in 2013 as compared to prior years due to recurring trading blackouts associated with the disposition of non-core assets and the strategic alternatives review process that began on August 22, 2012 and was concluded on February 4, 2014. As a result, Advantage was restricted in granting equity-based long-term incentive compensation to all staff during this period. On February 4, 2014 Advantage established a new corporate strategy and multi-year development plan designed to deliver significant value growth to shareholders. In order to motivate the Named Executive Officers and staff in achieving its new objectives and compensate for the reduction in the granting of equity-based long-term awards during 2013, the Corporation granted additional Options and Performance Awards in 2014. Total compensation paid to the NEOs in 2015 decreased 24% as compared to 2014 while Advantage’s shareholder return for the year ended December 31, 2015 was up 26%. The lower total compensation amounts recognized the challenging industry and market conditions during 2015.

Summary Executive Compensation Tables

The following table sets forth information concerning the compensation paid to the NEOs for the years ended December 31, 2015, 2014 and 2013:

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans(3)	Long- term incentive plans(4)	Pension value(4) ($)	All other compensation (5)(6) ($)	Total compensation ($)
Andy Mah (7)	2015	392,700	500,000	499,751	325,000	Nil	Nil	349,212	2,066,663
President and	2014	392,700	593,250	1,222,826	400,000	Nil	Nil	49,009	2,657,785
Chief Executive Officer	2013	299,806	Nil	325,733	300,000	Nil	Nil	96,863	1,022,402

Neil Bokenfohr (7)	2015	280,000	324,998	324,839	225,000	Nil	Nil	209,474	1,364,311
Senior Vice	2014	275,833	423,025	774,173	300,000	Nil	Nil	36,981	1,810,012
President	2013	194,680	Nil	186,492	250,000	Nil	Nil	86,061	717,233

Craig Blackwood(7)	2015	270,000	290,002	289,853	195,000	Nil	Nil	170,044	1,214,899
Vice President,	2014	259,500	407,859	671,686	240,000	Nil	Nil	35,080	1,614,125
Finance and Chief Financial Officer	2013	172,722	Nil	144,791	175,000	Nil	Nil	83,779	576,292

Notes:

(1)	Represents the grant date fair value of Performance Awards granted under the Award Plan (there have been no grants of Restricted Awards). Specifically, the fair value of the Performance Awards was based on the closing trading price on the TSX on the trading day immediately prior to the date of grant and a Payout Multiplier of one times. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of Share-based awards vesting can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares and determination of the Payout Multiplier.
(2)	Represents the grant date fair value of Options granted under the Option Plan and does not represent the cash value of such grant. The fair value is determined using a Black-Scholes-Merton valuation model, using weighted average assumptions including: volatility 37% (2014 – 33%; 2013 - 35%), expected forfeiture rate 4% (2014 – 4.0%; 2013 – 0.25%), and risk-free rate 0.48% (2014 – 1.25%; 2013 – 0.98%). Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of option-based awards vesting can fluctuate significantly from the imputed value derived under the Black-Scholes-Merton valuation model as a result of changes in the trading price of the Shares.
(3)	Reflects cash bonuses earned in 2013 and paid in 2014, cash bonuses earned in 2014 and paid in 2015 and cash bonuses earned in 2015 and paid in 2015. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and for the years ended December 31, 2014 and 2013 do not include any bonus payments attributable to Longview. See note 7 below.
(4)	Advantage does not provide long-term incentive plan compensation or pension plan compensation.
(5)	Perquisites received by each of the NEOs including property or other personal benefits provided to the NEOs include: medical and dental benefits; life insurance; short-term and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the NEOs would receive if employed elsewhere in the industry.
(6)	Other compensation includes: (i) contributions made by Advantage on behalf of NEOs pursuant to the matching provisions of the Purchase Plan. Advantage contributed under the Purchase Plan for the NEOs an aggregate of $172,167 in 2013, $93,311 in 2014 and $94,270 in 2015; (ii) retention amounts paid in 2013 to the NEOs as follows: Mr. Mah $60,000, Mr. Bokenfohr $60,000 and Mr. Blackwood $60,000; and (iii) retention amounts paid in 2015 to the NEOs as follows: Mr. Mah $299,853, Mr. Bokenfohr $171,675 and Mr. Blackwood $133,287.
(7)	During the years ended December 31, 2013 and December 31, 2014, Advantage and Longview were parties to a Technical Services Agreement (the "TSA"). Under the TSA, Advantage provided the necessary personnel and technical services to manage Longview's business and Longview reimbursed Advantage on a monthly basis for its share of general and administrative charges based on respective levels of oil, natural gas and natural gas liquids production. The TSA was terminated by both companies effective February 1, 2014. Subject to reimbursement by Longview as provided under the TSA, Advantage was solely responsible for payment of all salaries, consulting fees, benefits and expenses (including severance or termination payments and related expenses) of the Named Executive Officers. The officers of Longview were paid a salary by Advantage and pursuant to, and in accordance with, the TSA and the formula set out therein, a portion of salary was reimbursed by Longview (Longview was not required to make any direct payments to a Named Executive Officer). In the above table, total compensation including salary, bonus and all other compensation amounts received reflect only the portion of compensation attributable to Advantage and does not include the portion of such compensation which was reimbursed to Advantage by Longview pursuant to the TSA during the years ended December 31, 2014 and 2013. With respect to Longview, for the year ended December 31, 2013, Mr. Mah received $91,610 in salary and $31,264 in all other compensation; Mr. Bokenfohr received $59,487 in salary and $27,963 in all other compensation; and Mr. Blackwood received $52,778 in salary and $27,266 in all other compensation. Mr. Mah and Mr. Bokenfohr resigned as officers of Longview on November 7, 2013. For the period from January 1, 2014 until his resignation as an officer of Longview on February 4, 2014, Mr. Blackwood received $5,075 in salary and $686 in all other compensation. All other compensation consisted of certain perquisites and personal benefits including medical and dental benefits; life insurance; short-term disability and long-term disability insurance; parking allowance; and other benefits.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2015.

	Option-based Awards				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
Andy Mah	499,904	4.43	February 24, 2017	1,299,750	95,840	673,755	Nil
	345,690	5.87	April 16, 2019	401,000	70,922	498,582	Nil
	263,799	6.82	April 6, 2020	55,398

Neil Bokenfohr	386,402	4.43	February 24, 2017	1,004,645	68,340	480,430	Nil
	246,483	5.87	April 16, 2019	285,920	46,099	324,076	Nil
	171,470	6.82	April 6, 2020	36,009

Craig Blackwood	300,000	4.43	February 24, 2017	780,000	65,890	463,207	Nil
	237,674	5.87	April 16, 2019	275,702	41,135	289,179	Nil
	153,002	6.82	April 6, 2020	32,130

Notes:

(1)	The value is calculated based on the difference between the market price of Shares at December 31, 2015, being $7.03 per Share and the exercise price of the Options.
(2)	Represents Performance Awards granted pursuant to the Award Plan.
(3)	The value is calculated by multiplying the number of Shares issuable pursuant to unvested Performance Awards (assuming a Payout Multiplier of one times) by the market price of the Shares at December 31, 2015, being $7.03 per Share.
(4)	There were no Performance Awards that were vested and not paid out or distributed at December 31, 2015.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2015 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2015. The vesting terms are subject to the Option Plan and Award Plan, as applicable.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Andy Mah	2,718,924	Nil	325,000
Neil Bokenfohr	1,600,174	Nil	225,000
Craig Blackwood	1,283,889	Nil	195,000

Notes:

(1)	The value is calculated based on the difference between the market price of Shares on the vesting date and the exercise price of the Options on the vesting date.
(2)	Reflects cash bonuses earned in 2015 and paid in 2015.
(3)	The value is calculated by multiplying the number of Shares issuable pursuant to vested Performance Awards by the Payout Multiplier and the market price of the Shares on the vesting date. No Performance Awards vested during 2015.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2015.

Option Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders
Option Plan(1)	4,031,302 Common Shares	$5.49	3,655,920 Common Shares
Award Plan(2)	666,092 Common Shares	N/A	1,896,315 Common Shares
Equity compensation plans not approved by securityholders	-	-	-
Total	4,697,394 Common Shares	N/A	5,552,235 Common Shares

Notes:

(1)	See Schedule "B" to this Information Circular for a description of the terms of the Option Plan. The Option Plan provides for the rolling grant of Options equal to up to six percent (6%) of the issued and outstanding Common Shares less the number of securities outstanding under the Award Plan. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Option Plan, and any exercises of Options will make new grants available under the Option Plan.
(2)	See Schedule "C" to this Information Circular for a description of the terms of the Award Plan. The Award Plan provides for the rolling grant of Restricted Awards and Performance Awards equal to up to 1.5 percent (1.5%) of the issued and outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Restricted Awards and Performance Awards issuable under the Awards Plan, and any vesting of Restricted Awards and Performance Awards and issuance of Shares pursuant to such Restricted Awards and Performance Awards will make new grants available under the Award Plan.

Termination and Change of Control Benefits

Each of the Named Executive Officers, including the CEO, has an executive employment contract with Advantage. These contracts provide for participation by the Named Executive Officers in the Option Plan, the Award Plan, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without "just cause", without "good reason" or upon a "change of control". The Named Executive Officer may terminate his employment with Advantage for any reason upon thirty (30) days written notice.

If the executive is terminated without "just cause", without "good reason" or upon a "change of control", the agreements provide that in respect of Mr. Mah, he will be entitled to 1.5 times the executive's then annual salary (the "Retirement Allowance") plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions. For Messrs. Bokenfohr and Blackwood, the entitlements are the same except that such executive officers are only entitled to one times the executive's then annual salary and one times the average cash bonus paid over the prior two years. In the event of a Change of Control, Options vest immediately and the Board may in its sole discretion determine to accelerate vesting of the Performance Awards and evaluate the Corporate Performance Measures, if applicable.

Estimated Incremental Compensation on

Termination Without "Just Cause", Without "Good Reason", or Upon a "Change of Control"

(based on hypothetical termination as at December 31, 2015 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance ($)	15% of Retirement Allowance ($)	Bonus ($)	Option Vesting (1) ($)	Performance Awards Vesting (2) ($)	TOTAL ($)

Andy Mah	589,050	88,358	543,750	1,756,149	1,172,337	4,149,644
Neil Bokenfohr	280,000	42,000	262,500	1,326,574	804,506	2,715,580
Craig Blackwood	270,000	40,500	217,500	1,087,832	752,386	2,368,218

Notes:

(1)	The Option vesting value was calculated based on the difference between the market price of the Shares at December 31, 2015, being $7.03 per Share and the exercise price of the Options.
(2)	The Performance Awards vesting value was calculated by multiplying the number of Shares underlying the Performance Awards by the market price of the Shares at December 31, 2015, being $7.03 per Share, multiplied by a Payout Multiplier of one times.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, or former directors, officers or employees of the Corporation nor any of its associates or affiliates is now or has been indebted to the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires reporting issuers to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") set forth in National Policy 58-201 – Corporate Governance Guidelines.

The Corporation has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of National Instrument 52-110 in respect of audit committees, National Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, NI 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and NI 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) Advantage must submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occur to the Audit Committee; and (iv) Advantage must annually provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under the NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Set out below is a description of the Corporation's corporate governance practices.

Director Independence

The Corporation currently has six directors, a majority of which are independent directors within the meaning of NI 58-101. Paul G. Haggis, Ronald A. McIntosh, Stephen E. Balog, Grant Fagerheim and Jill T. Angevine are all independent within the meaning of NI 58-101. Andy J. Mah is not independent as he is currently the President and Chief Executive Officer of the Corporation. The Audit Committee, Compensation Committee and Independent Reserve Evaluation Committee of the Board are all comprised entirely of independent directors. See also "Matters to be Acted Upon at the Meeting – Election of Directors".

On at least an annual basis, the Board conducts an analysis and makes a determination as to the "independence" of each member of the Board. The mandate of the Board is attached hereto as Schedule "A".

The independent directors hold regularly scheduled in camera sessions, without non-independent directors and members of management present either before or after each meeting of the Board and otherwise as required. During 2015, eight of such meetings were held.

The chair of the board (the "Chair"), Ronald A. McIntosh, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:

•	when present, to preside at all meetings of the board and, unless otherwise determined by the directors, at all meetings of shareholders;

•	endeavour to provide overall leadership to the board without limiting the principle of collective responsibility and the ability of the board to function as a unit;

•	to the extent that is reasonably practicable, provide advice, counsel and mentorship to the Chief Executive Officer, committee Chairs, and fellow directors;

•	responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular knowledge and competence are used as best as possible in the board work for the benefit of the Corporation. The Chair shall endeavour to encourage full participation and discussion by individual directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded;

•	endeavour to ensure that the board's deliberations take place when all of the directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the directors are present;

•	encourage Board members to ask questions and express view points during meetings;

•	deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus;

•	endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate;

•	endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings;

•	endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management. The Chair shall consider, and provide for meetings of all of the independent directors without management being present. The Chair shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Compensation Committee;

•	endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the Shareholders meet at least once annually and as many additional times as required by law;

•	with respect to meetings of directors or Shareholders, it is the duty of the Chair to enforce the Rules of Order. The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and Shareholder meetings and shall also liaise with the committee Chairs, other directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting;

•	endeavor to:

o	ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

o	facilitate effective communication between directors and Management, both inside and outside of board meetings;

o	actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual directors, committees chairs (other than the board Chair or any committee upon which the board Chair sits as the Chair) and Chief Executive Officer;

o	when appropriate, assist directors in their transition from the board and to support the orientation of new directors and the continuing education of current directors; and

o	to ensure that an annual performance evaluation of the board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

Other Board Committees and Position Descriptions

The Corporation has established the Audit Committee, the Compensation Committee and the Independent Reserve Evaluation Committee of the Board, each comprised entirely of independent directors. The Board has developed mandates for each of the Committees of the Board which detail the composition, duties and responsibilities of the Committees, as well as position descriptions for the Chair of each of the Committees. Certain information regarding the Audit Committee, including the mandate of the Audit Committee, is contained in the Corporation's annual information form for the year ended December 31, 2015, an electronic copy of which is available on the Corporation's profile on SEDAR at www.sedar.com

The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees, developing and reviewing the Corporation's approach to corporate governance matters, and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management. See "Executive Compensation – Compensation Discussion and Analysis – Compensation Governance – Mandate of the Compensation Committee" in this Information Circular for a description of the mandate of the Compensation Committee.

The Independent Reserves Evaluation Committee of the Board is comprised of Mr. Stephen Balog (Chair), Mr. Ronald McIntosh, Mr. Paul Haggis and Mr. Grant Fagerheim, all of whom are independent directors. The Independent Reserve Evaluation Committee assists the Board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs Advantage's reserve evaluation and to review the annual independent engineering report. The committee reviews and recommends for approval by the Board on an annual basis the statements of reserve data and other information specified in NI 51-101. The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the annual information form of the Corporation related to the oil and gas activities of the Corporation.

The Board has developed a written position description for the CEO, the Chair and the chairman of each committee of the Board. See "Director Independence" above for a summary of the written position description for the Chair.

Compensation

The Corporation has a Compensation Committee comprised of only independent directors. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the board can function independently of management. See "Executive Compensation – Compensation Discussion and Analysis - Compensation Governance" in this Information Circular. The Compensation Committee annually conducts a review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Corporation.

Nomination of Directors

The Compensation Committee is comprised of entirely independent directors and is responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. The Compensation Committee has the authority to hire experts and advisors, including executive search firms, if deemed appropriate. See "Executive Compensation – Compensation Discussion and Analysis – Compensation Governance – Mandate of the Compensation Committee" in this Information Circular for a description of the mandate of the Compensation Committee.

Board Assessments

The effectiveness of the Board, its committees on the individual Board members is reviewed annually through a comprehensive self-assessment and inquiry questionnaire.

Director Term Limits

As discussed under "Matters to be Acted Upon at the Meeting – Appointment of Directors – Board Renewal" in this Information Circular, the Corporation has not adopted term limits for the directors or the Board or other mechanisms of Board renewal. The Compensation Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The Compensation Committee and the Board also recognize that a director’s experience and knowledge of the Corporation's business is a valuable resource. Accordingly, the Board believes that the Corporation and its shareholders are better served with the regular assessment of the effectiveness of the Board, Board committees and the effectiveness and contribution of individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits.

Board and Management Diversity

The Corporation has adopted a written Board and Management diversity and renewal policy (the "Diversity Policy"), which provides that Board nominations and executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board and Management at the time. The Corporation is committed to a meritocracy and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives, without reference to their age, gender, race, ethnicity or religion, is in the best interests of the Corporation and all of its stakeholders. In accordance with the Diversity Policy, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation; however, the Board will not compromise the principles of a meritocracy by imposing quotas or targets.

To measure the effectiveness of the Diversity Policy, the Compensation Committee reviews annually the composition and diversity of the Board, including the process of identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates. The Compensation Committee will do a similar review of appointments of executive officer positions to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available. The Compensation Committee will also review the number of women actually appointed and serving on the Board or in Management to evaluate whether it is desirable to adopt additional requirements or policies with respect to the diversity of the Board and Management.

While the Corporation has implemented the Diversity Policy and recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Corporation is in the best interests of the Corporation and all of its stakeholders, the Corporation does not currently have any rules or formal policies that specifically require the identification, consideration, nomination or appointment of a targeted number of female Board nominees or candidates for executive management positions. In accordance with the Diversity Policy described above, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation; however, the Board will not compromise the principles of a meritocracy by imposing quotas or targets. Currently, Advantage does not have any women on its executive management team and 1 out of 6 or 16.7% of the directors of the Corporation are women.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers (collectively, the "Code"). The Code is located on Advantage's profile on SEDAR at www.sedar.com and is also available on Advantage’s website at www.advantageog.com.

The Board monitors compliance with the Code by requiring periodic reporting by its senior officers as to their compliance with the Code (and the Board requests immediate notification of any departures from the Code). The "whistleblower" policy, which is available on Advantage's website at www.advantageog.com, provides a procedure for the submission of information by any employee relating to possible violations of the Code.

The Corporation has not filed any material change reports since its inception that pertains to any conduct of a director or executive officer that constitutes a departure from the code of conduct.

Conflicts of Interest

To address conflicts of interest, Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

Due to the fact that the Corporation has the Code, a reporting process pursuant to such Code, a Board Mandate and Terms of Reference for the Compensation Committee, the Corporation sees no need to implement additional procedures related to conflicts of interest at this time.

Orientation and Continuing Education of Directors

The Compensation Committee is responsible for the recruitment of new directors and ensuring adequate orientation in order for new directors to fully understand the roles and mandates of the Board and its committees. The Board provides new directors with access to all background documents of the Corporation, including all corporate records and prior board materials, and new Board members are offered access to all officers of the Corporation for orientation as to the nature and operations of Advantage's business.

All of Advantage's directors have significant experience in the oil and natural gas industry and the majority are members of professional organizations, which have continuing education standards that apply to their members. The Corporation will consider any request for it to pay for any education courses for any members of the Board relating to corporate governance or financial literacy. In addition, Management of the Corporation is available to members of the Board to discuss operational and other matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of the Corporation, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the beginning of the most recently completed financial year, none of the directors or executive officers of the Corporation or the proposed directors of the Corporation, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information respecting the Corporation is available on SEDAR at www.sedar.com. Financial information respecting the Corporation is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year. Shareholders can access this information on SEDAR, on Advantage's website at www.advantageog.com or by request to the Chief Financial Officer of the Corporation at the following address:

Advantage Oil & Gas Ltd.

Suite 300, 440 – 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

SCHEDULE "A"
MANDATE OF THE BOARD OF DIRECTORS

Advantage Oil & Gas Ltd.

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage. In general terms, the Board will endeavour to:

(a)	define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

(b)	monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

o	be designed to achieve Advantage's principal objectives;

o	identify the principal strategic and operational opportunities and risk of Advantage's business; and

o	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital budgets and plans and subsequent revisions thereof;

•	approve property acquisitions and dispositions in excess of $5 million;

•	approve the establishment of credit facilities and borrowings; and

•	approve issuances of additional shares or other securities to the public.

Monitoring and Acting

•	monitor Advantage's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO's employment with Advantage;

•	approve the distribution policy of Advantage;

•	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

•	monitor the "good corporate citizenship" of Advantage, including compliance by Advantage with all applicable environmental laws;

•	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

•	approve all matters relating to a takeover bid of Advantage.

Compliance Reporting and Corporate Communications

•	review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

•	review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

•	review, consider and where required, approve, the reports required under National/Instrument 51 101 of the Canadian Securities Administrators;

•	report annually to shareholders on the Board's stewardship for the preceding year; and

•	where required, approve any policy designed to enable Advantage to communicate effectively with its shareholders and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

o	selecting nominees for election to the Board;

o	appointing a Chairman of the Board who is not a member of management;

o	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

o	defining the mandate or terms of reference of each committee of the Board;

o	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director; and

o	establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Composition

•	A majority of Board members should be "independent" Directors as such term is defined in National Instrument 52-110 – Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

•	On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

•	Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of the Corporation and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Advantage.

SCHEDULE "B"
OPTION-BASED AWARDS – STOCK OPTION PLAN

Advantage Oil & Gas Ltd.

Option-Based Awards

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

The Option Plan provides for the grant of option-based awards to directors, officers and employees of, and consultants to the Corporation (collectively the "Optionees"). For the year ended December 31, 2015, Advantage granted option-based awards to certain executive officers and directors of the Corporation; however, Advantage did not grant any Options to non-management directors.

Stock Option Plan

Eligibility

The Option Plan provides for the granting of Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation.

Administration

The Option Plan is administered by the Compensation Committee.

Limitations to the Option Plan

Unless otherwise approved by Shareholders, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other share compensation arrangements of Advantage is 6.0% of the Common Shares outstanding from time to time.

On April 24, 2015, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other share compensation arrangements of Advantage was amended by the Board from 10.0% to 6.0% and on May 11, 2015, the Board approved a clarifying amendment to the Option Plan to include a requirement that unless Shareholder approval is obtained, the Corporation may not cancel any Options and issue the holder of such Options a new Option or other entitlement in replacement thereof. In accordance with the amending provisions contained in the Option Plan described under "Amendment or Discontinuance of the Option Plan" below, such amendments were approved by the Board and approval of Shareholders was not required.

If any Options granted under the Option Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Options relate shall be available for the purposes of the granting of further Options under the Option Plan.

In addition to the limit on the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan:

(a)	the number of Common Shares issued to any one person upon exercise of Options awarded under the Option Plan and all other established or proposed share compensation arrangements of Advantage shall not exceed 6.0% of the outstanding Common Shares;

(b)	the number of Common Shares reserved for issuance at any time or issued within one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of Advantage, to Insiders (as defined in the applicable rules of the Exchange for this purpose) shall not exceed 6.0% of the outstanding Common Shares and the number of Common Shares issued within one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of Advantage, to any one Insider and such Insider's associates shall not exceed 6.0% of the outstanding Common Shares; and

(c)	the participation of non-management directors in the Option Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Options under the Option Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

In determining the number of Common Shares issued within one year, the number of Common Shares will be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements of Advantage over the preceding one-year period.

Vesting of Options

The Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

Expiry Date

All Options granted pursuant to the Option Plan will expire on a date (the "Expiry Date") as determined by the Board at the time of the grant. In April, 2014, the Board approved an amendment to the Option Plan to provide that the Expiry Date of any new Options that are granted pursuant to the Option Plan cannot be more than five years from the time of the grant. In accordance with the Option Plan, approval of Shareholders was not required for the amendment. Any Options which have not been exercised by the Expiry Date shall expire and become null and void.

Notwithstanding the foregoing:

(a)	if the Expiry Date of any Option falls within:

(i)	any Black-Out Period (as defined below) (the "Restricted Options"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the last day of the Black-Out Extension Term (as defined below); and

(ii)	a period that an Optionee (other than an Insider) is on a Leave of Absence (as defined below), the Expiry Date shall, without any further action, be extended to the last day of the Leave Extension Term (as defined below).

The foregoing extensions apply to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in the Option Plan. Unless approved by the Board, no Options may be exercised by an Optionee during a Black-Out Period;

(b)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Option Agreement (as defined below), pertaining to a particular Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage for any reason whatsoever, other than the death or disability (as contemplated under (c) below), the Optionee may, prior to the Expiry Date and within 30 days after the Cessation Date (as defined below), exercise the Options which have vested on or prior to the Cessation Date, after which time the Option shall terminate; and

(c)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Option Agreement pertaining to a particular Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage as a result of the death or disability of the Optionee, the Optionee or the Optionee's personal representative or estate may, prior to the Expiry Date and within six months after the Cessation Date, exercise the Options held by the Optionee which have vested during or prior to the six month period, after which time the Option shall terminate.

In the Option Plan, the following terms have the following meanings:

"Black-Out Extension Term" means ten (10) Business Days from the date that any Black-Out Period ends;

"Black-Out Period" means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

"Cessation Date" means the date of the Optionee's termination of, or resignation from, active employment with Advantage, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being. For greater certainty, a transfer of employment or services between Advantage and any of its subsidiaries or between any subsidiaries of Advantage shall not be considered an interruption or termination of the employment of an Optionee for any purpose of the Option Plan;

"Leave of Absence" means a period of time designated as a "leave of absence" by the Board which is in excess of three months; and

"Leave Extension Term" means that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months plus ten (10) Business Days from the date that any Leave of Absence ends provided the Leave Extension Term shall not exceed one year from the Expiry Date.

Exercise Price

The exercise price (the "Exercise Price") of any Option granted pursuant to the Option Plan shall be fixed by the Board when the Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the grant. "Market Price", on any date, shall be the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the date of grant (or, if the Common Shares are not then listed and posted for trading on the Exchange, such price as is required by such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Exercise Price shall be determined by the Board in its sole discretion.

Assignability

The right to receive Common Shares pursuant to an Option to an Optionee may only be exercised by such Optionee personally or through the Optionee's personal representative or estate and no assignment, sale, transfer, pledge or charge of a Option, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Option shall terminate and be of no further force or effect.

Exercise of Option

Subject to the Option Plan and the applicable Option Agreement, the Optionee may:

(a)	exercise from time to time by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Option, Advantage will, within 7 days following receipt of the Exercise Notice and payment of the purchase price, cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

(b)	exercise the right (the "Put Right") from time to time to require Advantage to purchase all or any part of the Options of the Optionee by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, Advantage will purchase from the Optionee all of the Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the closing price of the Common Shares on the immediately preceding date, determined on the date of receipt of the Put Notice by Advantage (the "Notice Date"), over the Exercise Price for each Option being purchased under the Put Right. Upon the exercise of the Put Right, Advantage will, at its sole election, cause to be delivered to the Optionee either: (A) a cheque or electronic deposit representing the Purchase Price; or (B) that number of Common Shares that represent a monetary value equal to the Purchase Price, within five business days of the Notice Date. Notwithstanding the foregoing, Advantage may at its sole discretion decline to accept the exercise of a Put Right at any time.

On April 24, 2015, the Option Plan was amended to provide that the Purchase Price is equal to the excess of the closing price of the Common Shares on the immediately preceding date over the Exercise Price for each Option being purchased under the Put Right. Previously, the Purchase Price was equal to the excess of the Current Market Price, being the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the Notice Date on which at least one board lot traded as reported by the Exchange, over the Exercise Price for each Option being purchased under the Put Right. In accordance with the amending provisions contained in the Option Plan described under "Amendment or Discontinuance of the Option Plan" below, such amendment was approved by the Board and approval of Shareholders was not required.

Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Option Plan, to any Options and to any Option Agreements outstanding under the Option Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Option into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Optionees hereunder.

Take-over Bids

If approved by the Board, Option Agreements may provide that, whenever Shareholders receive a take-over bid (as defined in the Securities Act (Alberta)), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) (a "Take-Over Proposal"), such Options may be exercised as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Optionee (the "Take-over Acceleration Right"), but any such Option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such Take-Over Proposal. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the Take-Over Proposal, any such Common Shares so purchased by the Optionee shall be deemed to be cancelled and returned to the treasury of Advantage, and shall be added back to the number of Common Shares, if any, remaining unexercised under the Option (and shall thus be available for exercise of the Option in accordance with the terms thereof) and upon presentation to Advantage of share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund to the Optionee all consideration paid by him or her in the initial purchase thereof. The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Option and the tenth (10th) day following the expiry date of the Take-over Proposal. Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

Change of Control

Notwithstanding any other provision in the Option Plan and any Option Agreements, if there takes place a Change of Control, as defined below, at any time before the Expiry Date, Advantage shall give notice of such Change of Control to all Optionees. Each Optionee shall have the right, whether or not such notice is given to it by Advantage, to exercise all Options to purchase all of the Common Shares optioned to them (whether vested or unvested), which have not previously been purchased in accordance with the Option Plan and any Option Agreements. All Options not exercised prior to the effective date determined by the Board shall be deemed to have been cancelled and shall be of no further force or effect. If for any reason such Change of Control is not effected, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Advantage, shall be added back to the number of Options, if any, remaining unexercised and upon presentation to Advantage of the Common Share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

In the Option Plan, a "Change of Control" means:

(a)	the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(b)	the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(c)	the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(d)	the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(e)	individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(f)	the sale or disposition by Advantage of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders exchange their Common Shares for the securities of one or more other entities, whether affiliated with Advantage or not.

Option Agreement

A written agreement will be entered into between Advantage and each Optionee to whom a Option is granted hereunder (a "Option Agreement"), which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, the Expiry Date and any other terms approved by the Board, all in accordance with the provisions of the Option Plan. The Option Agreement will be in the form of agreement as the Board may from time to time approve or authorize the officers of Advantage to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Advantage.

Amendment or Discontinuance of the Option Plan

The Option Plan and any Options granted pursuant to the Option Plan may be amended, modified or terminated by the Board without approval of the Shareholders, subject to any required approval of the Exchange.

Notwithstanding the foregoing, the Option Plan or any Options may not be amended without shareholder approval to:

(a)	increase the number of Common Shares reserved for issuance under the Option Plan or the Option Plan maximum as described under "Limitations to the Option Plan";

(b)	reduce the Exercise Price of any Option granted pursuant to the Option Plan;

(c)	extend the Expiry Date of any outstanding Options other than as permitted pursuant to the Option Plan;

(d)	amend the limitations to the Option Plan to increase the entitlements of non-management directors under the Option Plan;

(e)	permit an Optionee to transfer or assign Options to a new beneficial holder, other than for estate settlement purposes;

(f)	any amendment to increase the number of Common Shares that may be issued to Insiders above the restrictions described under "Limitations to the Option Plan"; or

(g)	amend this provision of the Option Plan.

In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs the rights of any Optionee in respect of any Option previously granted to such Optionee under the Option Plan.

Notwithstanding any other provision in the Option Plan, the Option Plan or any Options may not be amended without shareholder approval to cancel any Options and issue the holder of such Options a new option or other entitlement in replacement thereof or to amend this provision contained in the Option Plan.

SCHEDULE "C"
SHARE-BASED AWARDS – RESTRICTED AND PERFORMANCE AWARD INCENTIVE PLAN

Advantage Oil & Gas Ltd.

Share-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

The Award Plan grants share-based awards to Grantees (as defined below) and for the year ended December 31, 2015, Advantage granted Performance Awards to certain Service Providers.

Restricted and Performance Award Incentive Plan

On April 14, 2014, the Board approved the adoption by the Corporation of the Award Plan, as amended on April 24, 2015, which Award Plan was approved by Shareholders on May 27, 2015. The Award Plan allows the Board or the Compensation Committee to grant Performance Awards and/or Restricted Awards to Service Providers. Performance Awards granted under the Award Plan are meant to further align with shareholder interests as the magnitude of the Performance Awards received by Service Providers on the vesting date will be determined based on the achievement of various corporate performance measures during a multi-year period as set by the Board. The terms of the Award Plan provides that Performance Awards vest three years after the date of grant.

Eligibility and Grants of Incentive Awards

Incentive Awards may be granted only to Service Providers; provided, however, that the participation of a Service Provider in the Award Plan is voluntary. The Award Plan will be administered by the Board or the Compensation Committee. The Compensation Committee has the authority in its sole discretion to administer the Award Plan and to exercise all the powers and authorities either specifically granted to it under the Award Plan or necessary or advisable in the administration of the Award Plan. In determining the Service Providers to whom Incentive Awards may be granted ("Grantees") and the number of Incentive Awards granted, the Compensation Committee may take into account such factors as it shall determine in its sole discretion, including, but not limited to, compensation data for comparable benchmark positions among the group of public Canadian oil and gas issuers determined by the Compensation Committee, from time to time in their discretion (the "Peer Comparison Group"), the Corporate Performance Measures (as defined below) for the applicable period, and such other factors as the Compensation Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Award Plan.

For the purposes of the Award Plan, "Corporate Performance Measures" for any period that the Compensation Committee in its sole discretion shall determine, means the performance measures to be taken into consideration in granting Incentive Awards under the Award Plan and determining the Payout Multiplier determined by the Compensation Committee pursuant to the Award Plan in respect of any Performance Award, which may include, without limitation, the following: (a) the percentile rank, expressed as a whole number, of, with respect to any period, the Total Shareholder Return relative to returns calculated on a similar basis on securities of members of the Peer Comparison Group over the applicable period; (b) annual cash flow per Common Share; (c) absolute or relative cost structure; (d) capital efficiency; (e) key leading and lagging indicators of health, safety and environmental performance of the Corporation and the Advantage Affiliates; (f) the development and execution of the Corporation's strategic plan as determined by the Board; (g) reserves growth or reserves addition efficiencies; and (h) such additional measures as the Compensation Committee or the Board, in its sole discretion, shall consider appropriate in the circumstances.

Further, for the purposes of the Award Plan, "Fair Market Value" means, for so long as the Common Shares are listed and posted for trading on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading), the volume weighted average of the prices at which the Common Shares traded on the said exchange for the five (5) trading days immediately preceding such date.

Limits on Issuance

Notwithstanding any other provision of the Award Plan:

(a)	the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards at any time is limited to 1.5% of the aggregate number of issued and outstanding Common Shares, provided that the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards and all other security based compensation arrangements, cannot exceed 6.0% of the Common Shares outstanding from time to time;

(b)	the number of Common Shares reserved for issuance to any one Service Provider under all security based compensation arrangements will not exceed 5.0% of the issued and outstanding Common Shares;

(c)	the number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 6.0% of the issued and outstanding Common Shares;

(d)	the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 6.0% of the issued and outstanding Common Shares; and

(e)	the number of Common Shares issuable pursuant to Incentive Awards to non-management directors is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Incentive Award calculated at the Grant Date.

Restricted Awards

Subject to the provisions of the Award Plan, the Corporation shall pay to each Grantee an amount equal to the number of Incentive Awards (as such number may be adjusted in accordance with the terms of the Award Plan) multiplied by the Fair Market Value of the Common Shares (the "Award Value") to which the Grantee is entitled pursuant to such Incentive Award, which amount shall be payable (each a "Payment Date"), unless otherwise determined by the Compensation Committee, as to one-third of the Award Value underlying such Restricted Awards on each of the first, second and third anniversaries of the grant date of the Restricted Awards; provided that the Grantee remains in continuous employment or service with the Corporation or an Advantage Affiliate through the applicable Payment Date.

Performance Awards

Subject to the provisions of the Award Plan, with respect to any Performance Awards, the Payment Dates thereunder shall be the third anniversary of the grant date of the Performance Awards unless otherwise determined by the Compensation Committee, provided that the Grantee remains in continuous employment or service with the Corporation or an Advantage Affiliate through the Payment Date.

Leave of Absence

Where a Grantee is on a Leave of Absence (as defined in the Award Plan), the Payment Date or Payment Dates for any Incentive Awards held by such Grantee shall be suspended until such time as such Grantee returns to active employment or active service, provided that where the period of the Leave of Absence exceeds three (3) months, a Payment Date for any Incentive Award that occurs during or subsequent to the period of the Leave of Absence shall be extended by, and no adjustments shall be made for dividends, if any, that are paid during, that portion of the Leave of Absence that exceeds three (3) months. Further, if any such extension would cause the Payment Date or Payment Dates to extend beyond December 31 of the third year following the year in which the Incentive Award was granted (the "Expiry Date"), the rights to receive payments on such Payment Date or Payment Dates will be forfeited by the Grantee.

Black Out Periods

Where a Payment Date occurs on a date when a Grantee is subject to a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage ("Black-Out Period"), such Payment Date shall be extended to a date which is within three business days following the end of such Black-Out Period, and further provided that if any such extension would cause the Payment Date or Payment Dates to extend beyond the Expiry Date, the amounts to be paid on such Payment Date or Payment Dates will be paid on the Expiry Date notwithstanding the Black-out Period.

Change of Control

In the event of an Change of Control (as defined in the Award Plan) prior to the Payment Dates determined in accordance with the Award Plan, the Board may, in its sole discretion (including taking into consideration whether the Grantee's employment or service relationship is or is to be terminated or such Grantee is constructively dismissed or offered to continue employment or service with the successor entity on terms that are not a material adverse change in the Grantee's salary, title, lines of reporting, city or field work location), by Board resolution, determine to accelerate the Payment Date in respect of any Incentive Awards so designated by the Board.

Adjustments

Immediately prior to each Payment Date, the Award Value payable pursuant to the applicable Incentive Awards on such Payment Date shall be adjusted by multiplying the number of Incentive Awards for which payment remains to be made by the Adjustment Ratio (as defined in the Award Plan) applicable, if any, in respect of such Incentive Awards.

Acceleration of the Payment Date

Notwithstanding the foregoing, the Board may, in its sole discretion, accelerate the Payment Date for all or any portion of previously granted Incentive Awards.

Determination of the Payout Multiplier

Prior to the Payment Date in respect of any Performance Award, the Compensation Committee will assess the performance of the Corporation for the applicable period. The individual measures, weighting of the individual measures comprising the Corporate Performance Measures shall be determined by the Compensation Committee in its sole discretion having regard to the principal purposes of the Award Plan and, upon the assessment of the Corporate Performance Measures, the Compensation Committee shall determine the Corporation's ranking. The applicable Payout Multiplier in respect of this ranking shall be determined by the Board in its sole discretion.

Payment in Respect of Incentive Awards

On the Payment Date, the Corporation, at its sole and absolute discretion, shall have the option of settling the Award Value payable in respect of an Incentive Award by payment in cash, payment in Common Shares acquired by the Corporation on the TSX, or payment in Common Shares issued from treasury of the Corporation.

Termination of Relationship as Service Provider

Unless otherwise determined by the Compensation Committee or unless otherwise provided in a written agreement between the Corporation and a Grantee (an "Incentive Award Agreement") pertaining to a particular Incentive Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider:

(a)	if a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Payment Date for all Incentive Awards awarded to such Grantee under any outstanding Incentive Award Agreements shall be accelerated to the Cessation Date (as defined in the Award Plan), provided that the Compensation Committee, taking into consideration the performance of such Grantee and the performance of the Corporation since the date of grant of the Incentive Award, may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee;

(b)	if a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee;

(c)	if a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is thirty (30) days after the Cessation Date, all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee; and

(d)	if a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

Transferability

Subject to the terms of the Award Plan, the right to receive payment pursuant to an Incentive Award granted to a Service Provider is held only by such Service Provider personally. Except as otherwise provided in the Award Plan, no assignment, sale, transfer, pledge or charge of an Incentive Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Incentive Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Incentive Award will terminate and be of no further force or effect.

Merger and Sale

If the Corporation enters into any transaction or series of transactions, other than a transaction that is a Change of Control and to which certain sections of the Award Plan apply, whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets become the property of any other trust, body corporate, partnership or other person (a "Successor") whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction, the Corporation and the Successor shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Corporation under the Award Plan and the Incentive Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect, or, if the Incentive Awards (and the covenants and obligations of the Corporation under this Plan and the Incentive Award Agreements outstanding on consummation of such transaction) are not so assumed by the Successor, then the Payment Date for all Incentive Awards and underlying Award Value that has yet to be paid as of such time shall be the date which is immediately prior to the date upon which the transaction is consummated.

Amendments

The Compensation Committee may not, without the approval of the shareholders, make any amendments to: (a) increase the aggregate number or the percentage of Common Shares reserved for issuance pursuant to Incentive Awards in excess of the limits contained in item (a) under "Limits on Issuance" above; (b) change any of the limitations on Incentive Awards contained in items (b), (c), (d) and (e) under "Limits on Issuance" above; (c) extend the Payment Date of any Incentive Awards issued under the Award Plan beyond the latest Payment Date specified in the Incentive Award Agreement (other than as permitted by the terms and conditions of the Award Plan) or extend the term beyond the original Expiry Date (other than as permitted by the terms and conditions of the Award Plan); (d) permit a Grantee to transfer or assign Incentive Awards to a new beneficial holder other than for estate settlement purposes; and (e) amend the amendment provisions of the Award Plan.

Except as restricted by the foregoing, the Compensation Committee may amend or discontinue the Award Plan or Incentive Awards granted thereunder at any time without Shareholder approval provided that any amendment to the Award Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Award Plan or Incentive Awards granted pursuant to the Award Plan may be made without the consent of the Grantee, if it adversely alters or impairs any Incentive Awards previously granted to such Grantee under the Award Plan.